Exhibit 99.3
[Pershing Square Letterhead]
February 8, 2011
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024

Attention:	Mr. Myron E. Ullman, III Chairman of the Board and Chief Executive Officer
Dear Mike:
     I am delighted to join the J.C. Penney Company, Inc. (“J.C. Penney”) board, and I look forward to making a contribution to the company.
     This letter, intended solely for the benefit of J.C. Penney, contains a series of undertakings by myself, my firm and the investment funds that we advise (collectively, “Pershing Square” or “we”). These undertakings will be effective while I am a J.C. Penney director, and are intended to be legally binding on Pershing Square (which I am authorized to bind) and to address various issues that we have discussed.
     We are sensitive to J.C. Penney’s concerns regarding confidentiality and other regulatory issues, and feel that it would be appropriate to restrict ourselves as set forth in this letter in order to address those considerations. To that end, I hereby undertake, consistent with my fiduciary duties and confidentiality obligations as a J.C. Penney director, to refrain from communicating to anyone (whether to any company in which we have an investment or otherwise) confidential information I learn in my capacity as a director of J.C. Penney; provided that I may communicate such information to members of my firm, Pershing Square, and our outside advisors, Kirkland & Ellis; provided, further, that Pershing Square shall be (and shall cause such persons) to be bound by the same confidentiality restrictions that are otherwise applicable to me.
     In addition, this letter memorializes that, subject to applicable law, all of Pershing Square’s personnel have agreed to maintain the confidentiality of J.C. Penney’s nonpublic information they obtain through my service on the J.C. Penney board and not to trade in, or cause Pershing Square or any company in which we have an investment or otherwise to trade in, J.C. Penney securities in violation of law while in possession of such nonpublic material information.

J.C. Penney Company, Inc.
February 8, 2011

     Furthermore, we agree that, in connection with my service on the J.C. Penney board, I will comply with the policies (as applied to me on a reasonable and good faith basis) applicable generally to directors of J.C. Penney as currently in effect (together with changes to such policies imposed on a reasonable and good faith basis), and except as otherwise agreed between Pershing Square and J.C. Penney, Pershing Square and its controlled affiliates will not engage in the purchase or sale of J.C. Penney securities during J.C. Penney blackout periods under the restriction calendar currently in effect, together with changes to such calendar or unscheduled blackout periods (in either case imposed on a reasonable and good faith basis). J.C. Penney shall not be responsible for compliance by Pershing Square or me with the securities laws, including regulations relating to insider trading.
     I look forward to working together with you and the board.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. Very truly yours,
/s/ William A. Ackman
William A. Ackman, Managing Member
PS Management GP, LLC, General Partner

AGREED:

J.C. PENNEY COMPANY, INC.

By: Name:	/s/ Myron E. Ullman, III Myron E. Ullman, III
Title:	Chairman of the Board and Chief Executive Officer